Form U-13-60
                 Mutual and Subsidiary Service Companies
                         Revised February 7, 1980

                              ANNUAL REPORT

                             FOR THE PERIOD

           Beginning January 1, 1999 and Ending December 31, 1999

                                 TO THE

                  US SECURITIES AND EXCHANGE COMMISSION

                                   OF

                           UNITIL SERVICE CORP.

                      A Subsidiary Service Company






Date of Incorporation	October 9, 1984

State of Incorporation  New Hampshire

Location of Principal Executive Offices of Reporting Company:
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name, Title and address of officer to whom correspondence concerning this report should be addressed:
Anthony J. Baratta., Sr. Vice President and Chief Financial Officer
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name of Principal Holding Company Whose Subsidaries are served by Reporting
Company:
UNITIL Corporation


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts            Schedule or Account     Page
                                                        Number          Number

COMPARATIVE BALANCE SHEET                             Schedule I         4-5
  SERVICE COMPANY PROPERTY                            Schedule II        6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8
  INVESTMENTS                                         Schedule IV        9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                           Schedule V         10
  FUEL STOCK EXPENSES UNDISTRIBUTED                   Schedule VI        11
  STORES EXPENSE UNDISTRIBUTED                        Schedule VII       12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII      13
  MISCELLANEOUS DEFERRED DEBITS                       Schedule IX        14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                        Schedule X         15
  PROPRIETARY CAPITAL                                 Schedule XI        16
  LONG-TERM DEBT                                      Schedule XII       17
  CURRENT AND ACCRUED LIABILITIES                     Schedule XIII      18
  NOTES TO FINANCIAL STATEMENTS                       Schedule XIV       19

COMPARATIVE INCOME STATEMENT                          Schedule XV        20
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457        21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES        Account 458        22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                          Schedule XVI       23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                                    Schedule XVII      24-25
  DEPARTMENTAL ANALYSIS OF SALARIES                   Account 920        26
  OUTSIDE SERVICES EMPLOYED                           Account 923        27
  EMPLOYEE PENSIONS AND BENEFITS                      Account 926        28
  GENERAL ADVERTISING EXPENSES                        Account 930.1      29
  MISCELLANEOUS GENERAL EXPENSES                      Account 930.2      30
  RENTS                                               Account 931        31
  TAXES OTHER THAN INCOME TAXES                       Account 408        32
  DONATIONS                                           Account 426.1      33
  OTHER DEDUCTIONS                                    Account 426.5      34
  NOTES TO STATEMENT OF INCOME                        Schedule XVIII     35
  FINANCIAL DATA SCHEDULE                             Schedule XIX       36
  ORGANIZATION CHART                                                     37
  METHODS OF ALLOCATION                                                  38
  ANNUAL STATEMENT OF COMPENSATION FOR USE                               39
  OF CAPITAL BILLED


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

                  SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT                   ASSETS AND OTHER DEBITS          AS OF DECEMBER 31
                                                           CURRENT    PRIOR
	SERVICE COMPANY PROPERTY
101       Service company property (Schedule II)          5,923,878  5,371,304
107       Construction work in progress  (Schedule II)            0          0
            Total Property                                5,923,878  5,371,304

108	  Less accumulated provision for depreciation
	  and amortization of service company
          property  (Schedule III)                        3,518,140  2,670,176
            Net Service Company Property                  2,405,738  2,701,128

	INVESTMENTS
123       Investments in associate companies  (Schedule IV)       0          0
124       Other investments                   (Schedule IV)       0          0
            Total investments                                     0          0

	CURRENT AND ACCRUED ASSETS
131       Cash                                              562,111    537,413
134       Special deposits                                        0          0
135       Working funds                                       6,000      6,000
136       Temporary cash investments   (Schedule IV)              0          0
141       Notes receivable                                        0          0
143       Accounts receivable                                45,042    221,825
144	  Accumulated provision for uncollectable
          accounts                                                0          0
146	  Accounts receivable from associate
          companies    (Schedule V)                       1,991,847  1,656,544
152       Fuel stock expense undistributed   (Schedule VI)        0          0
154       Materials and supplies                                  0          0
163       Stores expense undistributed   (Schedule VII)           0          0
165       Prepayments                                        75,976     66,259
174	  Miscellaneous current and accrued
          assets     (Schedule VIII)                              0          0
            Total Current and Accrued Assets              2,680,976  2,488,041

	DEFERRED DEBITS
181       Unamortized debt expense                                0          0
184       Clearing accounts                                  70,976      6,788
186       Miscellaneous deferred debits   (Schedule IX)   1,605,254  1,636,028
188	  Research, development, or demonstration
          expenditures    (Schedule X)                            0          0
190       Accumulated deferred income tax                         0          0
            Total Deferred Debits                         1,676,230  1,642,816

        TOTAL ASSETS AND OTHER DEBITS                     6,762,944  6,831,985


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT       LIABILITIES AND PROPRIETARY CAPITAL           AS OF DECEMBER 31
                                                           CURRENT       PRIOR
	PROPRIETARY CAPITAL
201       Common stock issued   (Schedule XI)                 1,000      1,000
211       Miscellaneous paid-in-capital   (Schedule XI)           0          0
215       Appropriated retained earnings   (Schedule XI)          0          0
216       Unappropriated retained earnings   (Schedule XI)    1,688      1,688
            Total Proprietary Capital                         2,688      2,688

	LONG-TERM DEBT
223       Advances from associate companies   (Schedule XII)      0          0
224       Other long-term debt   (Schedule XII)                   0          0
225       Unamortized premium on long- term debt                  0          0
226       Unamortized discount on long-term debt-debit            0          0
            Total Long-Term Debt                                  0          0

227       Obligations under capital leases - non-current  1,696,254  1,942,147

	CURRENT AND ACCRUED LIABILITIES
231       Notes payable                                           0          0
232       Accounts payable                                  488,558    636,931
233	  Notes payable to associate
          companies   (Schedule XIII)                     1,915,347  2,424,099
234	  Accounts payable to associate
          companies   (Schedule XIII)                       (81,926)   425,804
236       Taxes accrued                                      65,288   (144,013)
237       Interest accrued                                   73,524     48,826
238       Dividends declared                                      0          0
241       Tax collections payable                                 0          0
242	  Miscellaneous current and accrued
          liabilities   (Schedule XIII)                   2,505,121  1,539,132
243       Obligations under capital leases - current        723,415    754,544
            Total Current and Accrued Liabilities         5,689,327  5,685,323

	DEFERRED CREDITS
253       Other deferred credits                                  0          0
255       Accumulated deferred investment tax credits             0          0
            Total Deferred Credits                                0          0

282     ACCUMULATED DEFERRED INCOME TAXES                  (625,325)  (798,173)


        TOTAL LIABILITIES AND PROPRIETARY CAPITAL         6,762,944  6,831,985


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

                      SCHEDULE II - SERVICE COMPANY PROPERTY

                          BALANCE AT         RETIREMENTS    OTHER      BALANCE
                          BEGINNING  ADDITIONS   OR       CHANGES 1/  AT CLOSE
DESCRIPTION                OF YEAR              SALES                  OF YEAR
SERVICE COMPANY PROPERTY
Account

301   ORGANIZATION

303  MISCELLANEOUS
         INTANGIBLE PLANT

304  LAND AND LAND RIGHTS		`

305  STRUCTURES AND
         IMPROVEMENTS

306  LEASEHOLD
         IMPROVEMENTS

307  EQUIPMENT 2/       4,273,573    495,424           0     0       4,768,997

308  OFFICE FURNITURE
         AND EQUIPMENT  1,082,555     39,735           0      0      1,122,290
309  AUTOMOBile
        OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT          15,176     17,415           0     0         32,591

310  AIRCRAFT AND
        AIRPORT EQUIPMENT

311  OTHER SERVICE
         COMPANY
         PROPERTY 3/

SUB-TOTAL               5,371,304    552,574           0     0      5,923,878

107  CONSTRUCTION
         WORK IN
         PROGRESS
    TOTAL               5,371,304    552,574           0     0      5,923,878
1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
NONE


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


                             SCHEDULE II - CONTINUED

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                              BALANCE AT
     SUBACCOUNT DESCRIPTION          ADDITIONS                  CLOSE OF
                                                                 YEAR

Computer Equipment                    485,234                 4,017,919

PBX Phone System                       10,190                   751,078


        TOTAL                         495,424                 4,768,997

3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:
NONE


4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
NONE




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

                               SCHEDULE III

                  ACCUMULATED PROVISION FOR DEPRECIATION AND
                   AMORTIZATION OF SERVICE COMPANY PROPERTY

                        BALANCE AT  ADDITIONS               OTHER      BALANCE
                         BEGINNING   CHARGED               CHANGES    AT CLOSE
DESCRIPTION               OF YEAR   TO ACCOUNT  RETIRE-      ADD       OF YEAR
                                       403      MENTS      (DEDUCT)1/
Account

301   ORGANIZATION

303  MISCELLANEOUS
        INTANGIBLE PLANT

304  LAND AND LAND
        RIGHTS
305  STRUCTURES AND
        IMPROVEMENTS

306  LEASEHOLD
       IMPROVEMENTS

307  EQUIPMENT           2,373,558    685,174          0      0      3,058,732

308  OFFICE FURNITURE
         AND EQUIPMENT     296,633    157,469          0       0       454,102

309  AUTOMOBILES,
        OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT              (15)      5,321         0      0          5,306

310  AIRCRAFT AND
    AIRPORT EQUIPMENT

311  OTHER SERVICE
    COMPANY PROPERTY

TOTAL                    2,670,176    847,964          0      0      3,518,140

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.
              Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount

              Under Account 136, "Temporary Cash Investments", list each investment separately.
                                                    BALANCE AT      BALANCE AT
                            DESCRIPTION              BEGINNING         CLOSE
                                                      OF YEAR         OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATED COMPANIES           0                0


ACCOUNT 124 - OTHER INVESTMENTS                            0                0


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                   0                0



        TOTAL                                              0                0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
                                                    BALANCE AT      BALANCE AT
               DESCRIPTION                          BEGINNING         CLOSE
                                                    OF YEAR          OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
                         Companies

Concord Electric Company                               270,789       295,912

Exeter & Hampton Electric Company                      277,879       314,217

Fitchburg Gas and Electric Light Company               733,193       808,568

UNITIL Power Corp.                                     350,090       447,532

UNITIL Realty Corp.                                     12,712         7,252

UNITIL Corporation                                       5,049             0

UNITIL Resources, Inc.                                   6,832       118,366

        TOTAL                                        1,656,544     1,991,847

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

Concord Electric Company                                                72,061
Exeter & Hampton Electric Company                                       74,682
Fitchburg Gas and Electric Light Company                               544,174
UNITIL Power Corp.                                                     280,833
UNITIL Realty Corp.                                                      1,931
UNITIL Resources, Inc.                                                  22,590
UNITIL Corp.                                                                 0

For detail of convenience payments by type and company, paid by Unitil Service Corp. see page 10A.
        TOTAL PAYMENTS                                                 996,271







ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31,1998


CONVENIENCE PAYMENTS BY TYPE AND COMPANY
                                          CECo      E&H       FG&E      UPC
Legal                                    38,986    42,019    501,707  262,522

Audit                                    33,075    32,663     42,467   18,311


                                         72,061    74,682    544,174  280,833





CONVENIENCE PAYMENTS BY TYPE AND COMPANY  (Cont.)
                                             URC     UC      URI    Total
Legal                                      1,777      0     22,436  869,447

Audit                                        154      0        154  126,824


                                           1,931      0     22,590  996,271




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect
	to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                           DESCRIPTION             LABOR     EXPENSE     TOTAL


ACCOUNT 152 - FUEL STOCK EXPENSE UNDISTRIBUTED         0           0         0



                           TOTAL                       0           0         0
SUMMARY:










ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                                           LABOR   EXPENSE    TOTAL


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED               0         0         0



                                 TOTAL                   0         0         0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account.  Items less
	than $10,000 may be grouped, showing the number of items in each group.

                                                    BALANCE AT      BALANCE AT
              DESCRIPTION                            BEGINNING       CLOSE
                                                      OF YEAR        OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
        ACCRUED ASSETS                                      0               0



        TOTAL                                               0               0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                    BALANCE AT      BALANCE AT
                  DESCRIPTION                        BEGINNING       CLOSE
                                                      OF YEAR        OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Under/(over) collected administrative expenses         7,637        14,672

Postage                                               69,343        55,584

PC purchases                                           3,537             0

Software Costs                                     1,555,511     1,534,998


            TOTAL                                  1,636,028     1,605,254



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                                   BALANCE AT
                 DESCRIPTION                                          CLOSE
                                                                     OF YEAR

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES                                   0


                TOTAL                                                      0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999



SCHEDULE XI - PROPRIETARY CAPITAL
                                               PAR OR         OUTSTANDING
                                NUMBER OF      STATED       CLOSE OF PERIOD
 ACCOUNT NUMBER CLASS OF         SHARES        VALUE        NO. OF     TOTAL
                 STOCK          AUTHORIZED     PER SHARE    SHARES     AMOUNT


     201       COMMON STOCK ISSUED    300        10.00       100         1,000

INSTRUCTIONS:	Classify amounts in each account with brief explanation,
disclosing the general nature of transactions which gave rise to the reported amounts.

        DESCRIPTION                                                 AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                            0

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                           0


                                TOTAL                                  0

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the
year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in
cash or otherwise, provide rate	percentage, amount of dividend, date declared
and date paid.

                        BALANCE AT    NET INCOME                BALANCE AT
        DESCRIPTION     BEGINNING       OR         DIVIDENDS       CLOSE
                        OF YEAR        (LOSS)        PAID         OF YEAR
ACCOUNT 216 -
UNAPPROPRIATED RETAINED
EARNINGS                   1,688            0            0           1,688


        TOTAL              1,688            0            0           1,688


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

SCHEDULE XII - LONG-TERM DEBT
INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.






         TERMS OF
         OBLIG CLASS     DATE                                         BALANCE
NAME OF  & SERIES        OF        INT.     AMT.                1/    AT CLOSE
CREDITOR OF OBLIGATION   MAT.      RATE     AUTH.   ADD.      DED.     OF YEAR

ACCOUNT 223 -  ADVANCES
FROM ASSOCIATE COMPANIES                     0        0        0          0





ACCOUNT 224 - OTHER LONG-TERM  DEBT:         0        0        0          0



        TOTAL                                0        0        0          0
1/ GIVE AN EXPLANATION OF DEDUCTIONS:


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     BALANCE AT     BALANCE AT
                            DESCRIPTION               BEGINNING       CLOSE
                                                      OF YEAR         OF YEAR

ACCOUNT 233 -  NOTES PAYABLE TO
ASSOCIATE COMPANIES
Money Pool                                           2,424,099     1,915,347


           TOTAL                                     2,424,099     1,915,347

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES

Concord Electric Company                              (83,469)      (51,509)

Exeter & Hampton Electric Company                     (65,370)      (46,471)

Fitchburg Gas and Electric Company                   (373,904)     (149,073)

UNITIL Corporation  (1)                             1,081,034       192,214

UNITIL Power Corporation                             (129,106)      (22,976)

UNITIL Realty Corporation                              (1,425)         (244)

UNITIL Resources, Inc.                                 (1,955)       (3,867)



(1) Balance consists of KESOP for UNITIL
Service Employees only, not subsidaries.
                              TOTAL                    425,804      (81,926)

ACCOUNT 242 - MISCELLANEOUS CURRENT
AND ACCRUED LIABILITIES
Accrued FASB 87                                        517,943      962,399
Accrued Supplemental Executive Retirement Plan         439,846      558,886
Accrued Legal Fees                                         973          187
Accrued Annual Report                                   53,100       49,836
Accrued FASB 106                                        87,805      110,308
Accrued FASB 106 - APBO                                  2,421        7,331
Accrued FASB 106 - Gain/Loss                            (1,649)      (1,649)
Accrued Interest on Escrow                                   0            0
Accrued Auditing                                         2,700          456
Accrued Compensation                                   407,000      817,367
Accrued Miscellaneous Costs                             28,993            0
         TOTAL                                       1,539,132    2,505,121



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENT



INSTRUCTIONS:	The space below is provided for important notes regarding the
	financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



Selected Notes to the Financial Statements:

UNITIL Service Corp. (USC), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. USC is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, USC maintains its books of account as prescribed by the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" as Amended February 2, 1979 to be effective January 1, 1980. USC prepares its financial statements in conformity with generally accepted accounting principles.


Please refer to the 1999 UNITIL Corporation Form 10-K for additional disclosures.



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


SCHEDULE XV

STATEMENT OF INCOME

ACCOUNT                DESCRIPTION                       CURRENT      PRIOR
                                                           YEAR        YEAR
	INCOME
457       Services rendered to associate companies     17,587,988  17,003,091
458	  Services rendered to nonassociate
          companies                                        30,000      30,000
419       Interest Income                                       0           0
421       Miscellaneous income or loss                          0     (18,685)
        Total Income                                   17,617,988  17,014,406

	EXPENSE
920       Salaries and wages                             8,749,800  8,023,133
921       Office supplies and expenses                     904,781    968,711
922	  Administrative expense transferred -
          credit                                            (7,035)    52,185
923       Outside services employed                        733,642  1,495,119
924       Property insurance                                 2,182      2,851
925       Injuries and damages                              32,901     28,135
926       Employee pensions and benefits                 1,812,887  1,656,941
928       Regulatory commission expense                        400          0
930.1     General advertising expense                       84,134    449,561
930.2     Miscellaneous general expense                    621,918    366,986
931       Rents                                          1,511,230  1,666,467
932	  Maintenance of structures and
          equipment                                        549,938    488,204
403       Depreciation and amortization expense          1,195,903    903,178
408       Taxes other than income taxes                    721,062    551,633
409       Income taxes                                      88,622     95,666
410       Provision for deferred income taxes              172,847    (77,254)
411	  Provision for deferred income taxes -
          credit                                                 0           0
411.5     Investment tax credit                                  0           0
426.1     Donations                                          96,601     24,822
426.5     Other deductions                                       0           0
427       Interest on long-term debt                             0           0
430	  Interest on debt to associate
          companies                                         15,550      57,442
431       Other interest expense                           330,625     260,626
        Total Expense                                   17,617,988  17,014,406


        Net Income or (Loss)                                     0           0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

ANALYSIS OF BILLING
ASSOCIATE COMPANIES
ACCOUNT 457

                             DIRECT       INDIRECT    COMPENSATION    TOTAL
                              COSTS         COSTS       FOR USE      AMOUNT
NAME OF ASSOCIATE            CHARGED       CHARGED     OF CAPITAL    BILLED
COMPANY                       457-1          457-2        457-3


Concord Electric Company    1,359,702      1,236,506          0    2,596,208

Exeter & Hampton Electric
Company                     1,418,771      1,309,205          0    2,727,976

Fitchburg Gas and Electric
Light Company               3,981,339      3,730,884          0    7,712,223

UNITIL Power Corp.          2,046,654      1,883,268          0    3,929,922

UNITIL Realty Corp.            11,488         11,594          0       23,082

UNITIL Resources, Inc.        295,196        235,511          0      530,707

UNITIL Corp.                   33,780         34,090          0       67,870


TOTAL                       9,146,930      8,441,058          0   17,587,988


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458

         DIRECT  INDIRECT  COMPENSATION            EXCESS
NAME OF  COSTS   COSTS     FOR USE       TOTAL       OR           TOTAL
NONASSOC CHARGED CHARGED   OF CAPITAL             DEFICIENCY      AMOUNT
COMPANY   457-1   457-2      457-3       COST         458-4       BILLED

UNITIL Retiree
Trust       0    30,000                 30,000         0          30,000


Total       0    30,000         0       30,000         0          30,000

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

UNITIL Retiree Trust - Professional services provided.




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                              ASSOCIATE COMPANY CHARGES
           DESCRIPTION OF ITEMS            DIRECT       INDIRECT
                                           COST           COST           TOTAL
920     SALARIES AND WAGES                7,848,890      870,910     8,719,800
921     OFFICE SUPPLES AND EXPENSES         168,840      735,941       904,781
922     ADMIN EXPENSE TRANS-CREDIT                        (7,035)       (7,035)
923     OUTSIDE SERVICES EMPLOYED           104,483      629,159       733,642
924     PROPERTY INSURANCE                                 2,182         2,182
925     INJURIES AND DAMAGES                              32,901        32,901
926     EMPLOYEE PENSIONS AND BENEFITS                 1,812,887     1,812,887
928     REGULATORY COMMISSION EXPENSE                        400           400
930.1  GENERAL ADVERTISING EXPENSE                        84,134        84,134
930.2  MISC. GENERAL EXPENSE                             621,918       621,918
931     RENTS                                     0    1,511,230     1,511,230
932     MAINT. OF STRUCT. & EQUIP.        1,024,717     (474,779)      549,938
403     DEPR. AND AMORT. EXPENSE                       1,195,903     1,195,903
408     TAXES OTHER THAN INCOME                          721,062       721,062
409     INCOME TAXES                                      88,622        88,622
410     PROV FOR DEF INC TAXES                           172,847       172,847
411     PROV FOR DEF INC TAX CREDIT                                          0
411.5  INVESTMENT TAX CREDIT                                                 0
419     INTEREST INCOME                                        0             0
426.1  DONATIONS                                          96,601        96,601
426.5  OTHER DEDUCTIONS                                        0             0
427     INTEREST ON LONG-TERM DEBT                                           0
431     OTHER INTEREST EXPENSE                           330,625       330,625

INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                         9,146,930    8,425,508    17,572,438
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S          0       15,550        15,550
TOTAL EXPENSES                            9,146,930    8,441,058    17,587,988
421  MISCELLANEOUS INCOME                         0            0             0
TOTAL COST OF SERVICE                     9,146,930    8,441,058    17,587,988


SCHEDULE XVI CONT.
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                            NONASSOCIATE COMPANY CHARGES
           DESCRIPTION OF ITEMS                 DIRECT    INDIRECT
                                                COST       COST          TOTAL
920     SALARIES AND WAGES                                 30,000       30,000
921     OFFICE SUPPLES AND EXPENSES                                          0
922     ADMIN EXPENSE TRANS-CREDIT                                           0
923     OUTSIDE SERVICES EMPLOYED                                            0
924     PROPERTY INSURANCE                                                   0
925     INJURIES AND DAMAGES                                                 0
926     EMPLOYEE PENSIONS AND BENEFITS                                       0
928     REGULATORY COMMISSION EXPENSE                                        0
930.1  GENERAL ADVERTISING EXPENSE                                           0
930.2  MISC. GENERAL EXPENSE                                                 0
931     RENTS                                                                0
932     MAINT. OF STRUCT. & EQUIP.                                           0
403     DEPR. AND AMORT. EXPENSE                                             0
408     TAXES OTHER THAN INCOME                                              0
409     INCOME TAXES                                                         0
410     PROV FOR DEF INC TAXES                                               0
411     PROV FOR DEF INC TAX CREDIT                                          0
411.5   INVESTMENT TAX CREDIT                                                0
419     INTEREST INCOME                                                      0
426.1   DONATIONS                                                            0
426.5   OTHER DEDUCTIONS                                                     0
427     INTEREST ON LONG-TERM DEBT                                           0
431     OTHER INTEREST EXPENSE                                               0

INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                                  0       30,000       30,000
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S           0            0            0
TOTAL EXPENSES                                     0       30,000       30,000
421  MISCELLANEOUS INCOME                          0            0            0
TOTAL COST OF SERVICE                              0       30,000       30,000


SCHEDULE XVI CONT.
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                         TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS                          DIRECT    INDIRECT
                                               COST       COST        TOTAL
920     SALARIES AND WAGES                 7,848,890      900,910     8,749,800
921     OFFICE SUPPLES AND EXPENSES          168,840      735,941       904,781
922     ADMIN EXPENSE TRANS-CREDIT                 0       (7,035)       (7,035)
923     OUTSIDE SERVICES EMPLOYED            104,483      629,159       733,642
924     PROPERTY INSURANCE                         0        2,182         2,182
925     INJURIES AND DAMAGES                       0       32,901        32,901
926     EMPLOYEE PENSIONS AND BENEFITS             0    1,812,887     1,812,887
928     REGULATORY COMMISSION EXPENSE              0          400           400
930.1  GENERAL ADVERTISING EXPENSE                 0       84,134        84,134
930.2  MISC. GENERAL EXPENSE                       0      621,918       621,918
931     RENTS                                      0    1,511,230     1,511,230
932     MAINT. OF STRUCT. & EQUIP.         1,024,717     (474,779)      549,938
403     DEPR. AND AMORT. EXPENSE                   0    1,195,903     1,195,903
408     TAXES OTHER THAN INCOME                    0      721,062       721,062
409     INCOME TAXES                               0       88,622        88,622
410     PROV FOR DEF INC TAXES                     0      172,847      172,847
411     PROV FOR DEF INC TAX CREDIT                0            0             0
411.5  INVESTMENT TAX CREDIT                       0            0             0
419     INTEREST INCOME                            0            0             0
426.1  DONATIONS                                   0       96,601        96,601
426.5  OTHER DEDUCTIONS                            0            0             0
427     INTEREST ON LONG-TERM DEBT                 0            0             0
431     OTHER INTEREST EXPENSE                     0      330,625       330,625
INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                          9,146,930    8,455,508    17,602,438
COMPENSATION FOR USE OF EQUITY CAPITAL                                        0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S           0       15,550        15,550
TOTAL EXPENSES                             9,146,930    8,471,058    17,617,988
421  MISCELLANEOUS INCOME                          0            0             0
TOTAL COST OF SERVICE                      9,146,930    8,471,058    17,617,988

ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                              DEPARTMENT OR
                                                            SERVICE FUNCTION
DESCRIPTION OF ITEMS                TOTAL      OVER-    REGULATORY
                                   AMOUNT      HEAD     & COMMUN.      ADMIN.
920 SALARIES AND WAGES             8,749,800            1,277,221    1,860,833
921 OFFICE SUPPLES AND EXPENSES      904,781              111,641      198,246
922 ADMIN. EXPENSE TRANS-CREDIT       (7,035)
923 OUTSIDE SERVICES EMPLOYED        733,642              135,922      312,702
924 PROPERTY INSURANCE                 2,182
925 INJURIES AND DAMAGES              32,901
926 EMPLOYEE PENSIONS AND BENEFITS 1,812,887               21,735    1,727,604
928 REGULATORY COMMISSION EXPENSE        400                  400
930.1  GENERAL ADVERTISING EXPENSE    84,134               72,549       11,585
930.2  MISC. GENERAL EXPENSE         621,918                           321,170
931 RENTS                          1,511,230                  374       21,499
932 MAINT. OF STRUCT. & EQUIP.       549,938                            42,098
403 DEPR. AND AMORT. EXPENSE       1,195,903
408 TAXES OTHER THAN INCOME          721,062
409 INCOME TAXES                      88,622
410 PROV. FOR DEF. INC. TAXES        172,847
411 PROV. FOR DEF. INC. TAX CREDIT         0
411.5  INVESTMENT TAX CREDIT               0
426.1  DONATIONS                      96,601
426.5  OTHER DEDUCTIONS                    0
427 INTEREST ON LONG-TERM DEBT             0
430 INTEREST ON DEBT TO ASSOCIATE
           COMPANIES                  15,550
431 OTHER INTEREST EXPENSE           330,625
INSTRUCTIONS:  Indicate each
department or
service function. (see Instruction
01-3 General Structure of Account-
ing System Uniform System Account.
TOTAL EXPENSES -                  17,617,988            1,619,842    4,495,737


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                      DEPARTMENT OR SERVICE FUNCTION
ACCOUNT            ENERGY                         CUSTOMER
NUMBER  ACCOUNTING MARKETS   DISTRIBUTION FINANCE SERV.   ENGINEER. TECHNOLOGY

920       990,886   595,441     199,500   607,306 1,497,955 1,188,110  532,548
921        20,879    21,371       4,185    54,653   157,500    95,619  240,687
922        (7,035)
923        20,412    22,964      40,731    29,198   102,652     6,821   62,240
924                                         2,182
925                                        32,901
926        10,282     2,105                 6,533    25,147     1,115   18,366
928
930.1
930.2                                     300,748
931    (1,043,043)                6,378       112    86,967    2,917 2,436,026
932        61,995                                    86,294      195   359,356
403     1,195,903
408       721,062
409        88,622
410       172,847
411
411.5
426.1      96,601
426.5
427
430                                        15,550
431                                       330,625




       2,329,411   641,881     250,794 1,379,808  1,956,515 1,294,777 3,649,223



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

                                      DEPARTMENT SALARY EXPENSE     NUMBER
NAME OF DEPARTMENT                INCLUDE IN AMOUNTS BILLED TO     PERSONNEL
Indicate each departmentTOTAL   PARENT    OTHER       NON           END OF
or service function     AMOUNT  COMPANY ASSOCIATES ASSOCIATES         YEAR


Regulatory & Comm.   1,277,221     0    1,277,221           0           20

Technology Services    532,548     0      532,548           0           10

Accounting             990,886     0      986,086       4,800           21

Finance                607,306     0      606,706         600            8

Administrative       1,860,833     0    1,837,133      23,700           17

Energy Markets         595,441     0      595,441           0            9

Engineering          1,188,110     0    1,188,110           0           22

Distribution           199,500     0      199,500           0            1

Customer Services    1,497,955     0    1,497,055         900           44



TOTAL                8,749,800     0    8,719,800      30,000          152


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

OUTSIDE SERVICES EMPLOYED
	ACCOUNT 923
INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed.
	If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                               RELATIONSHIP
                                              "A"= ASSOCIATE
FROM WHOM PURCHASED         ADDRESS            "NA"=NON               AMOUNT
                                                ASSOCIATE
Outside Services - Legal

Various                                             NA                45,001
LeBoeuf, Lamb Greene                                NA                37,914

Outside Services - Accounting

Grant Thornton                                      NA                13,853


Outside Services - Other

Various                                             NA               177,718
Bruce Mast & Associates                             NA                59,691
Business Software Alliance                          NA                42,000
Ceridian                                            NA                41,478
Energy Strategies                                   NA                60,447
Focused Change                                      NA                32,482
Kelly Services                                      NA                63,108
Public Affairs Group                                NA                40,000
Russell Reynolds                                    NA                27,208
URT                                                 NA                34,600

Outside Services - Market Development

Various                                             NA                22,842

Outside Services - Visibility

Various                                             NA                35,300


TOTAL                                                                733,642

ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926
INSTRUCTIONS:	Provide a listing of each pension plan and benefit
	program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                            AMOUNT


Health Insurance                                       782,810

Net Periodic Pension Expense                           467,132

401 K                                                  195,854

Life Insurance                                          63,812

Education                                               98,218

Other                                                   20,303

Supplemental Executive Retirement Plan                 157,345

FASB 106                                                27,413


        TOTAL                                        1,812,887


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999
	GENERAL ADVERTISING EXPENSES
	ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amounts included in Account
930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



DESCRIPTION     NAME OF PAYEE                              AMOUNT


Internet Development  Brown and Company                     12,600
Internet Development  Rocket Science                        10,200
Advertising           Advance Notice Inc.                    9,723
Advertising           Adventures in Advertising              4,715
Advertising           Bonci on Design                        6,776
Advertising           IDEC                                   3,858
Advertising           Ingalls Adverising                     3,780
Advertising           NH Public Radio                       18,590
Advertising           RAM Printing                           4,262
Advertising           Other                                  9,630

        TOTAL                                               84,134


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

	MISCELLANEOUS GENERAL EXPENSES
	ACCOUNT 930.2
INSTRUCTIONS:	Provide a listing of the amount included in Account 930.02
	"Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by
	Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

       DESCRIPTION                       AMOUNT


Printing and Distribution of
Quarterly and Annual Reports            155,098

Employee Orientations                    11,092

Director's Fees and Expenses            226,650

Business Development                     83,038

Communications                          146,040

        TOTAL                           621,918


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

	RENTS
	ACCOUNT 931
INSTRUCTIONS:	Provide a listing of the amount included in Account 931,
        "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


         TYPE OF PROPERTY                             AMOUNT


        Office Building                              1,501,056

        EDP Equipment                                    1,704

        Miscellaneous                                    8,470


        TOTAL                                        1,511,230




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

	TAXES OTHER THAN INCOME TAXES
	ACCOUNT 408
INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income
	Taxes".  Separate the analysis into two groups: (1) other than
	U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.



              KIND OF TAX                                           AMOUNT


Other than U.S. Government Tax:
  State Telephone & Telegram Tax                                    8,468
  State Unemployment Tax - NH                                       6,697
  Other                                                                85
  Business Enterprise Tax                                          44,551
                                                                   59,801

U.S. Government Tax:
  Federal Telephone & Telegram Tax                                  4,019
  Federal Insurance Contribution Act                              649,252
  Federal Unemployment Tax                                          7,990
                                                                  661,261


        TOTAL                                                     721,062


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

DONATIONS
ACCOUNT 426.1
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1,
	"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT		PURPOSE OF DONATION	AMOUNT

P. J. Stulgis Memorial Fund                             12,500

LongsJohn Memorial                                      10,000

American Red Cross                                       3,780

Capitol Center for the Arts                              5,000

Easter Seals                                             6,585

New Hampshire Historical Society                         3,000

United Way                                              20,100

Various                                                 35,636


                TOTAL                                   96,601


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

OTHER DEDUCTIONS
ACCOUNT 426.5
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5,
	"Other Deductions", classifying such expenses according to their nature.



DESCRIPTION             NAME OF PAYEE                          AMOUNT

None






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME
INSTRUCTIONS:	The space below is provided for important notes regarding
the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See page 19.







ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999



SCHEDULE XIX - FINANCIAL DATA SCHEDULE
ITEM NO.        CAPTION HEADING                                         AMOUNT

1       Net Service Company Property                                 2,405,738
2       Total Investments                                                    0
3       Total Current and Accrued Assets                             2,680,976
4       Total Deferred Debits                                        1,676,230
5       Balancing Amount for Total Assets and Other Debits                   0
6       Total Assets and Other Debits                                6,762,944
7       Total Proprietary Capital                                        2,688
8       Total Long-Term Debt                                                 0
9       Notes Payable                                                        0
10      Notes Payable to Associate Companies                         1,915,347
11      Balancing Amount for Total Current and Accrued Liabilities   3,773,980
12      Total Deferred Credits                                               0
13      Accumulated Deferred Income Taxes                             (625,325)
14      Total Liabilities and Proprietary Capital                    6,762,944
15      Service Rendered to Associate Companies                     17,587,988
16      Service Rendered to Nonassociate Companies                      30,000
17      Miscellaneous Income or Loss                                         0
18      Total Income                                                17,617,988
19      Salaries and Wages                                           8,749,800
20      Employee Pensions and Benefits                               1,812,887
21      Balancing Amount for Total Expenses                          7,055,301
22      Total Expenses                                              17,617,988
23      Net Income (Loss)                                                    0
24      Total Expenses (Direct Costs)                                9,146,930
25      Total Expenses (Indirect Costs)                              8,471,058
26      Total Expenses (Total)                                      17,617,988
27      Number of Personnel End of Year                                    152






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999




ORGANIZATION CHART AS OF DECEMBER 31, 1999

President                                                   Schoenberger
Senior Vice President - Finance                             Baratta
Senior Executive Vice President - Energy Distribution       Dalton
Vice President - Engineering and Operations                 Appleton
Senior Executive Vice President - Energy Markets            Daly**
Vice President - Sales and Marketing                        Black
Vice President - Energy Procurement                         Foote
Vice President - Technology                                 Smith
Vice President - Finance & Treasurer                        Collin
Vice President and Controller                               Brock
Vice President - Customer Services                          Morrissey
Senior Vice President - Communication & Regulation          Gantz
Vice President - Communication & Regulation                 Stewart

** James G. Daly resigned effective 2/7/2000.


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999


METHODS OF ALLOCATION

See Next Page




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

METHODS OF ALLOCATION



	The cost of services rendered by UNITIL Service are allocated and billed based on direct time charges and to a lesser extent, direct cost assigned to individual projects or jobs performed on behalf of associated companies in accordance with the general guidelines set forth below.

A. Direct Labor Cost - Gross Wages. Direct Labor Cost - Gross Wages are based on the actual gross wage rates of assigned employees multiplied by the actual number of hours worked and directly charged to specific projects or jobs.

B. Direct Labor Cost - Other. Direct Labor Cost - Other includes the costs of paid absences, such as vacations, sick pay and holidays, and are allocated by employee based on the direct time charged to associated companies. In the event there are no direct time charges available for this allocation, the direct time charges of all UNITIL Service employees are used to make this allocation.

C. General Overhead Costs, including Indirect Labor. General Overhead Costs represent UNITIL Service Indirect Labor Costs and Administrative and General Expenses, and are allocated based on a monthly overhead rate applied against direct time charges. Indirect Labor Costs include pension costs, insurance, payroll taxes, employee savings plan, and similar payroll and benefit items. Administrative and General Expenses are those administrative and operating expenses incurred by UNITIL Service in providing services to associated companies which cannot be identified with or directly charged to a specific project or job.

D. Direct Charges. Direct Charges are costs that are directly assignable based on the individual projects or jobs performed on behalf of associated companies, and are excluded from General Overheads. Direct Charges are billed at actual cost and include: Employee Travel, Meals, Lodging, and Other Related Expenses, Data Management Hardware Leases and Maintenance Costs, Telephone Lease, and other miscellaneous expenses.


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1999



SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange
Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,


                            UNITIL Service Corp.
                         (Name of Reporting Company)


                       By:/s/ Anthony J. Baratta, Jr., CFO
                         (Signature of Signing Officer)


                              Anthony J. Baratta, Jr., CFO
                  (Printed Name and Title of Signing Officer)


                         Date: April 28, 2000